Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

THIRD QUARTER ENDED SEPTEMBER 30, 2013

Buenos Aires, Argentina, November 7, 2013 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter ended September 30, 2013.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2013

•	Net income for the third quarter ended on September 30, 2013, amounted to Ps. 536 million or Ps. 0.432 per share, equivalent to Ps. 4.32 per ADS.

•	This result was mainly attributable to the income derived from our interest in Banco de Galicia y Buenos Aires S.A. (“the Bank”) for Ps. 498.5 million, in Sudamericana Holding S.A. Ps. 38.9 million and from the deferred tax adjustment Ps. 11.4 million partially offset by administrative and financial expenses of Ps. 19.3 million.

•	During the third quarter ended on September 30, 2013 the Bank recorded a net income of Ps. 525 million, higher than the Ps. 340.4 million corresponding to the third quarter of FY 2012.

•	As of September 30, 2013, the Bank’s market share of loans to the private sector was 8.70%. In terms of deposits from the private sector, the market share was 9.07%. Market share of both indicators resulted in increases of 18 basis points and 24 basis points, respectively.

Press Release | 3° Q 2013	Grupo Financiero |Galicia S.A. 1

•	The table below shows the results per share information, based on Grupo Financiero Galicia’s financial statements.

			In pesos
	FY 2013	FY 2012	Nine month ended at
Earnings per Share	3rd Q. 09/30/2013	3rd Q. 09/30/2012	09/30/13	09/30/12
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	4.867	3.626	4.867	3.626
Book Value per ADS (1 ADS = 10 ordinary shares)	48.670	36.260	48.670	36.260
Earnings per Share	0.432	0.280	0.964	0.780
Earnings per ADS (1 ADS = 10 ordinary shares)	4.320	2.800	9.640	7.800

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 3.39% on average assets and of 37.19% on average shareholders’ equity.

	Porcentages
	FY 2013	FY 2012	Nine month ended at
Profitability	3rd Q. 09/30/2013	3rd Q. 09/30/2012	09/30/13	09/30/12
Return on Average Assets (*)	3.39	2.86	2.71	2.81
Return on Average Shareholders’ Equity (*)	37.19	32.10	29.69	32.33

(*)	Annualized.

NET INCOME BY BUSINESS

	in millions of pesos
	FY 2013	FY 2012	Nine months ended at
Net Income by Business	3rd Q. 09/30/2013	3rd Q. 09/30/2012	09/30/2013	09/30/2012
Income from stake in Banco Galicia (94,9%)	498.5	323.1	1,168.4	892.2
Income from stake in Sudamericana Holding (87,5%)	38.9	30.0	114.1	73.3
Income from stake in Cía. Financiera Argentina (3%)	1.6	2.0	3.9	4.7
Income from stake in other companies	4.9	4.1	6.1	4.4
Deferred tax adjustment in Banco Galicia’s subsidiaries	11.4	6.7	46.3	38.7
Other Income GFG	(19.3)	(18.7)	(142.1)	(45.3)
Income Tax	—	—	—	—

Net income for the period	536.0	347.2	1,196.7	968.0

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A. and Galicia Warrants S.A.

•	The “Deferred tax Adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

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•	“Other income GFG” for the third quarter 2013 includes Administrative expenses for Ps. -7.6 million, Financial Results for Ps. -11.1 million and Other Income and Expenses for Ps. -0.6 million.

RECENT DEVELOPMENTS

•	On September 10th, 2013, Grupo Financiero Galicia S.A. (“Grupo Financiero”) has entered into a Preliminary Merger Agreement to implement the incorporation by merger of Lagarcué S.A. and Theseus S.A. with Grupo Financiero being the surviving corporation of such merger. The consolidated financial statements prepared specially for this merger are as of June 30th, 2013.

Once approved the merger and concluded the relevant procedures, Grupo Financiero interest in its principal subsidiary Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) will further consolidate by adding 25,454,193 of Class “B” shares of the subsidiary Banco Galicia, representing 4.526585% of the total capital stock of Banco Galicia, which are currently owned by Lagarcué S.A. and Theseus S.A..

Grupo Financiero will increase its capital by issuing new 58,857,580 Class “B” shares, representing 4.526585% of the new stock of Grupo Financiero to be delivered to the shareholders of Lagarcué S.A. and Theseus S.A. in exchange for theirs shares in said companies. As a result of the merger, Grupo Financiero stake in Banco Galicia will reach 99.47%.

On October 22nd, 2013, the Board of Directors of Grupo Financiero resolved to call an Extraordinary Shareholders’ Meeting for November 21st, 2013, to consider the approval of the Preliminary Merger Agreement as well as other issues related.

•	On November 7th, 2013, the Board of Directors of Grupo Financiero Galicia S.A. resolved to approve the issuance of Negotiable Obligations Class V for a total global maximum face value of up to $120.000.000 (extendible up to $180,000,000) under the terms and conditions set forth in the corresponding Price Supplement. These Negotiable Obligations will be issued under the Global Program of simple, short, mid-and/or long term Negotiable Obligations, non-convertible into shares.

Press Release | 3° Q 2013	Grupo Financiero |Galicia S.A. 3

CONFERENCE CALL

On Friday, November 8th, 2013 at 11:00 A.M. Eastern Standard Time (13:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 480-293-0643 - Passcode: 3986772

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

4 Grupo Financiero |Galicia S.A.	Press Release | 3° Q 2013

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	09/30/13	06/30/13	03/31/13	12/31/12	09/30/12
Cash and due from banks	9,665.5	8,249.1	9,113.9	8,345.0	7,296.7
Goverment and Corporate Securities	5,415.6	3,803.4	2,525.5	3,627.1	5,047.9
Net Loans	49,766.9	48,276.6	44,053.5	42,593.0	36,505.9
Other Receivables Resulting from Financial Brokerage	5,357.1	5,185.9	4,811.5	4,418.6	5,821.4
Equity Investments in other Companies	77.9	78.7	79.9	76.1	80.4
Bank Premises and Equipment, Miscellaneous and Intangible Assets	2,879.2	2,706.3	2,575.4	2,461.2	2,254.3
Other Assets	2,432.7	2,369.0	2,006.1	1,937.3	2,017.5

TOTAL ASSETS	75,594.9	70,669.0	65,165.8	63,458.3	59,024.1

Deposits	47,114.1	44,131.3	40,836.4	39,945.2	35,155.7
Other Liabilities Resulting from Financial Brokerage	17,301.6	16,361.9	14,748.8	14,281.7	15,141.5
Subordinated Negotiable Obligations	1,433.0	1,334.4	1,235.8	1,188.0	1,099.9
Other Liabilities	2,853.3	2,553.3	2,425.2	2,471.4	2,465.4
Minority Interes	850.4	781.6	750.5	701.9	659.7

TOTAL LIABILITIES	69,552.4	65,162.5	59,996.7	58,588.2	54,522.2

SHAREHOLDERS’ EQUITY	6,042.5	5,506.5	5,169.1	4,870.1	4,501.9

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	2.62	2.27	2.37	2.85	2.59
Wholesale Price Index (%) (**)	3.35	3.60	3.11	3.04	3.15
C.E.R. (%) (**)	2.59	2.12	2.78	2.68	2.41

Exchange Rate ($/U$S) (***)	5.7915	5.3852	5.1223	4.9173	4.6942

(*)	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)	Variation within the quarter.
(***)	Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

Press Release | 3° Q 2013	Grupo Financiero |Galicia S.A. 5

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
Quarter ended:	09/30/13	06/30/13	03/31/13	12/31/12	09/30/12
FINANCIAL INCOME	3,412.1	2,947.6	2,744.9	2,544.2	2,306.6

Interest on Cash and Due From Bank	—	—	—	—	—
Interest on Loans to the Financial Sector	27.5	22.6	19.1	18.5	14.8
Interest on Overdrafts	246.2	203.7	194.9	188.0	192.7
Interest on Notes	668.3	545.0	514.6	471.0	368.7
Interest on Mortgage Loans	58.6	45.2	40.5	35.7	30.0
Interest on Pledge Loans	15.6	13.9	12.8	10.7	8.6
Interest on Credit Card Loans	1,075.5	1,066.1	954.8	830.6	723.8
Interest on Financial Leases	48.8	43.6	41.3	37.4	30.8
Interest on Other Loans	775.3	764.0	733.3	699.3	646.8
Net Income from Government and Corporate Securities	276.1	174.1	192.1	212.5	259.5
Net Income from Options	—	—	—	—	—
On Other Receivables Resulting from Financial Brokerage	23.1	14.9	13.0	13.9	9.9
Net Income from Guaranteed Loans-Decree 1387/01	0.6	0.4	1.1	1.1	1.0
Adjustment by application of adjusting index	0.2	0.2	0.2	0.2	0.3
Quotations Differences on Gold and Foreign Currency	—	—	—	—	—
Other	196.3	53.9	27.2	25.3	19.7

FINANCIAL EXPENSES	1,630.7	1,376.5	1,255.9	1,179.2	988.1

Interest on Saving Accounts Deposits	1.4	1.3	1.1	1.0	1.0
Interest on Time Deposits	995.3	810.9	759.5	663.2	524.5
Interest on Interbank Loans Received ( Call Money Loans)	4.3	2.5	2.5	3.1	1.3
Interest on Loans from Financial Sector	24.7	23.9	17.7	12.1	13.3
For Other Liabilities resulting from Financial Brokerage	251.8	232.4	182.4	188.9	159.1
Interest on Subordinated Negotiable Obligations	40.4	36.7	35.1	32.8	31.5
Other interest	7.6	7.9	6.0	7.9	19.0
Net Income from Options	—	0.9	1.6	4.9	-6.0
Adjustment by application of adjusting index	-0.2	0.3	—	—	0.1
Contributions to the Deposit Insurance Fund	19.1	18.2	17.2	15.5	14.6
Quotations Differences on Gold and Foreign Currency	52.8	15.9	14.2	50.1	67.7
Other	233.5	225.6	218.6	199.7	162.0
GROSS BROKERAGE MARGIN	1,781.4	1,571.1	1,489.0	1,365.0	1,318.5
PROVISIONS FOR LOAN LOSSES	392.3	434.7	441.0	401.7	341.3
INCOME FROM SERVICES, NET	1,108.3	1,046.6	915.3	898.4	831.0
INCOME FROM INSURANCE ACTIVITIES	230.4	239.5	207.0	190.1	172.2

ADMINISTRATIVE EXPENSES	1,903.3	1,849.5	1,693.9	1,591.9	1,485.3

Personnel Expenses	1,063.1	1,053.5	1,016.9	906.6	848.4
Directors’ and Syndics’ Fees	15.9	16.9	13.3	14.7	12.4
Other Fees	75.4	65.7	30.4	43.6	28.4
Advertising and Publicity	106.4	104.6	81.3	102.3	101.9
Taxes	155.7	153.4	131.6	120.9	111.2
Depreciation of Premises and Equipment	39.5	37.9	35.3	34.4	29.0
Amortization of Organization and Development Expenses	63.9	63.0	57.7	56.6	51.2
Other Operating Expenses	233.0	220.2	208.3	191.5	188.5
Other	150.4	134.3	119.1	121.3	114.3
MINORITY INTEREST	-68.9	-51.2	-49.3	-42.2	-47.2
INCOME FROM EQUITY INVESTMENTS	53.3	25.3	18.9	37.4	32.3
NET OTHER INCOME	45.0	87.7	66.1	108.2	79.3
INCOME TAX	317.9	273.0	213.2	195.1	212.3

NET INCOME	536.0	361.8	298.9	368.2	347.2

(*)	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

6 Grupo Financiero |Galicia S.A.	Press Release | 3° Q 2013